PAN AMERICAN SILVER CORP.
Report of Voting Results
This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the special meeting of Pan American Silver Corp. (the “Company” or “Pan American”) held on January 8, 2019.

Description of Matter	Outcome of Vote
Resolution approving the increase of the maximum number of common shares of Pan American that Pan American is authorized to issue from 200,000,000 Pan American common shares to 400,000,000 Pan American common shares.

Resolution passed by requisite majority on a vote by ballot. Details of the voting were as follows: Total shares voted in favour: 83,233,358 (98.44%) Total shares voted against: 1,318,149 (1.56%)
Resolution approving the issuance of up to 72,533,152 common shares of Pan American as consideration in respect of an arrangement involving Pan American and Tahoe Resources Inc., pursuant to which Pan American will acquire all of the issued and outstanding common shares of Tahoe Resources Inc.
Resolution passed by requisite majority on a vote by ballot. Details of the voting were as follows: Total shares voted in favour: 83,602,370 (98.88%) Total shares voted against: 949,140 (1.12%)

DATED this 8th day of January, 2019.
PAN AMERICAN SILVER CORP.

By:    /s/ Delaney Fisher
Delaney Fisher
Corporate Secretary